UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________.

Commission File No. 1-768

PROGRESS RAIL SERVICES CORPORATION 401(K) PLAN

1600 Progress Drive, Albertville, Alabama 35950

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

CATERPILLAR INC.

100 NE Adams Street, Peoria, Illinois 61629

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Progress Rail Services Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

Progress Rail Services Corporation 401(k) Plan

Index

	Page(s)
Report of Independent Registered Public Accounting Firm	
Financial Statements	

Supplemental Schedule

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator,
and Benefit Funds Committee of
Progress Rail Services Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Progress Rail Services Corporation 401(k) Plan (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, effective December 31, 2013, the Plan's assets were merged into the Caterpillar 401(k) Savings Plan.

 /s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 27, 2014

Progress Rail Services Corporation 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Investments, at fair value		
Caterpillar Inc. stock	$ 14,768,315	$ 13,718,933
Mutual funds	109,198,860	87,151,123
Common collective trust	5,108,147	5,563,402
Group annuity contract	27,636,784	24,966,846
Total investments	156,712,106	131,400,304
Receivables		
Notes receivable from participants	6,449,438	5,789,297
Participant contributions receivable	551,654	410,447
Employer contributions receivable	426,457	316,657
Total receivables	7,427,549	6,516,401
Payable to Savings Plan (Note 1)	164,139,655	—
Net assets available for benefits	$ —	$ 137,916,705

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions		
Investment income		
Dividend and interest income	$ 6,150,696	$ 3,555,660
Net appreciation (depreciation) in fair value of investments	15,924,501	9,392,888
Net investment income (loss)	22,075,197	12,948,548
Interest income on notes receivable from participants	213,549	217,052
Contributions		
Employer contributions	8,701,329	8,636,919
Participant contributions	10,831,479	10,756,912
Rollover contributions	1,426,881	994,280
Total additions	43,248,435	33,553,711
Deductions		
Distributions paid to participants and beneficiaries	16,607,905	9,960,642
Administrative expenses	417,580	354,087
Total deductions	17,025,485	10,314,729
Net increase before transfers to other Plan	26,222,950	23,238,982
Transfer to Savings Plan (Note 1)	(164,139,655)	—
Net increase (decrease)	(137,916,705)	23,238,982
Net assets available for benefits		
Beginning of year	137,916,705	114,677,723
End of year	$ —	$ 137,916,705

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

1. **Description of Plan**

   The following description of the Progress Rail Services Corporation 401(k) Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, refer to the Plan agreement.

   General

   The Plan was established September 1, 2002, and is a defined contribution plan covering substantially all nonunion employees of Progress Rail Services Corporation (the "Company") and its subsidiaries. The Company is a 100 percent-owned subsidiary of Caterpillar Inc. The Plan replaced the benefits provided by Electric Fuels Corporation 401(k) Plan, Chemetron Railway Products, Inc. Savings and Investment Program and United Industries Corporation Employees Savings Trust (the "Prior Plans"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The Plan is administered by the Company, which is responsible for nonfinancial matters, and the Benefit Funds Committee of the Company, which is responsible for all financial aspects of the Plan. The Company and the Benefit Funds Committee have entered into a trust agreement with Reliance Trust Company (the "Trustee") and an agreement for recordkeeping and custodial services with Great West Retirement Services (the "Custodian") to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

   Plan Merger

   Effective December 31, 2013, the Plan's net assets totaling $164,139,655 (including notes receivable of $6,449,438) were transferred into the Caterpillar 401(k) Savings Plan (the "Savings Plan"). This is reflected on the Statement of Changes in Net Assets Available for Benefits in "Transfer to Savings Plan". The Statement of Net Assets Available for Benefits reflects a payable to the Savings Plan. However, Form 5500 assumes the merger occurred at the close of business on December 31, 2013.

   Contributions

   Each year, participants may contribute up to 30% of their pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution to participant accounts in an amount equal to 100% of the participant's elective deferral that does not exceed 6% of the participant's eligible compensation. The Company may also make a discretionary profit sharing contribution and qualified nonelective contributions, as defined in the Plan, to participants who are actively employed at the end of the Plan year. There were no discretionary profit sharing contributions or qualified nonelective contributions made during the 2013 or 2012 plan years. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations. The amount deferred by employees cannot exceed the limits set forth by Internal Revenue Code Section 415. The maximum amount allowed for the years ended December 31, 2013 and 2012 was $17,500 and $17,000, respectively.

   Participant Accounts

   Each participant's account is credited with the participant's elective deferrals, Company matching contributions, earnings from the participant-directed investments and allocations of the Company's discretionary profit sharing and discretionary nonelective contributions. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting

   Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's discretionary profit sharing contributions and qualified nonelective contributions is based on years of service. A participant is 100% vested after five years of credited service.

Payment of Benefits
The entire vested balance of a participant's account may be distributed at the date of the participant's retirement from the Company, termination from service from the Company, death or permanent and total disability. Participants may request a hardship withdrawal of their account balance, excluding the Company's matching contributions, in cases of financial hardship. The normal retirement age, as defined by the Plan, is the date at which participants reach the age of 65. In-service distributions are permitted from a participant's vested account balance, provided the participant has attained the age of 59 1/2.

On termination of service, benefits may be paid as a lump-sum distribution or in substantially equal installments to the participant.

Notes Receivable From Participants
Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their participant accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than one loan outstanding at a time. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through monthly payroll deductions within a specific period of time. Participant loans are reflected as Notes receivable from participants in the accompanying statements of Net Assets Available for Benefits.

Forfeitures
Forfeitures of terminated participants' nonvested accounts were $0 and $883 at December 31, 2013 and 2012, respectively. These amounts can be used to reduce future Company matching contributions. No forfeitures were used to reduce company contributions during 2013 or 2012.

Investment Options
The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-one mutual funds, one group annuity contract, one collective trust fund and Caterpillar Inc. stock as investment options for participants.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements of the Plan have been prepared under the accrual method of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. This update was adopted in 2012 and did not have a material impact on the Plan's financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost. Administrative expenses including audit fees and legal fees are paid directly by the Company. Other administrative expenses directly incurred by the Plan include investment management fees and loan and distribution fees charged directly to the participant's accounts. These administrative expenses are presented as a deduction to net assets on the Statements of Changes in Net Assets Available for Benefits.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefit Funds Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and insurance company. See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. **Investments**

Investments at December 31, 2013 and 2012 consist of the following:

	Fair Value	
	2013	**2012**
Caterpillar Inc. stock	$ 14,768,315	$ 13,718,933
Mutual funds	109,198,860	87,151,123
Common collective trust	5,108,147	5,563,402
Group annuity contract	27,636,784	24,966,846
	$ 156,712,106	$ 131,400,304

During 2013 and 2012, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $15,924,501 and $9,392,888, respectively, as follows:

	2013	**2012**
Mutual funds	$ 14,135,948	$ 7,782,878
Common collective trust	1,483,185	1,680,818
Caterpillar Inc. stock	305,368	(70,808)
Net appreciation (depreciation) in fair value of investments	$ 15,924,501	$ 9,392,888

The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31 are as follows:

	2013	2012
Key Guaranteed Portfolio Fund	$ 27,636,784	$ 24,966,846
MFS Value Fund - R4	16,086,028	10,265,217
Caterpillar Inc. Common Stock	14,768,315	13,718,933
PIMCO Total Return Instl Fund	14,635,008	12,373,416
Thornburg International Value Fund	14,217,218	15,728,573
Goldman Sachs Mid Cap Value Fund	8,591,392	7,205,067
Munder Mid-Cap Core Growth Y Fund	*	7,030,530

* Investment holdings did not meet the 5% threshold.

4. **Group Annuity Contract**

The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company ("Great-West") that invests contributions in the Key Guaranteed Portfolio Fund. The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract since the contract was determined to be fully benefit-responsive. The contract is included in the financial statements at fair value which approximates contract value. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As the significant inputs, including the crediting interest rates, are provided by the issuer of the contract and are based upon factors determined by the issuer, the inputs are considered to be unobservable and, therefore, the investment is classified as a Level 3 investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $27,636,784 and $24,966,846, respectively. The crediting interest is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:
(a) amendments to the Plan document (including complete or partial Plan termination or merger with another plan),
(b) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions,
(c) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan or
(d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Average yields	2013	2012
Based on actual earnings	1.26%	1.45%
Based on interest rate credited to participants	1.26%	1.45%

5.   **Fair Value Measurements**

The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

- Level 1   Quoted prices for identical instruments in active markets.

- Level 2   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

- Level 3   Model-derived valuations in which one or more significant inputs or significant value‑drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Investments are stated at fair value. Investments in common stock (Caterpillar Inc. stock) are valued at quoted market prices. Collective trust fund investments are stated at unit value, which represents the fair value of the underlying investments. Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The collective trust fund is valued at the unit value, as reported by the custodian of the collective trust fund on each valuation date, based on the fair value of the underlying investments. The fund objective is to match the performance of the S&P 500 Index by investing in stocks that make up the index. The fund does not have any unfunded commitments. It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.

The Plan's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Fair Value Measurements as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Mutual funds				
Balanced funds	$ 8,880,319	$ —	$ —	$ 8,880,319
Growth funds	24,292,746	—	—	24,292,746
Value funds	31,123,315	—	—	31,123,315
Fixed income funds	20,973,362	—	—	20,973,362
International funds	16,198,199	—	—	16,198,199
Allocation funds	7,730,919	—	—	7,730,919
Total mutual funds	109,198,860	—	—	109,198,860
Caterpillar Inc. stock	14,768,315	—	—	14,768,315
Collective trust fund - Blackrock Equity Index - Collective F	—	5,108,147	—	5,108,147
Group annuity contract	—	—	27,636,784	27,636,784
Total investments	$ 123,967,175	$ 5,108,147	$ 27,636,784	$ 156,712,106

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Fair Value Measurements as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Mutual funds				
Balanced funds	$ 6,580,498	$ —	$ —	$ 6,580,498
Growth funds	14,487,879	—	—	14,487,879
Value funds	26,091,416	—	—	26,091,416
Fixed income funds	15,838,877	—	—	15,838,877
International funds	17,692,011	—	—	17,692,011
Allocation funds	6,460,442	—	—	6,460,442
Total mutual funds	87,151,123	—	—	87,151,123
Caterpillar Inc. stock	13,718,933	—	—	13,718,933
Collective trust fund - Blackrock Equity Index - Collective F	—	5,563,402	—	5,563,402
Group annuity contract	—	—	24,966,846	24,966,846
Total investments	$ 100,870,056	$ 5,563,402	$ 24,966,846	$ 131,400,304

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value investments.

Fund Name	Fair Value 12/31/2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Group annuity contract	$ 27,636,784	Contract Value	Contractual interest rate	1.26%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

The significant unobservable input used in the fair value measurement of the Plan's investment contract with an insurance company is the interest rate of the investment contract. Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in the fair value.

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2013:

Beginning balance at January 1, 2013	$	24,966,846
Interest		324,979
Purchases		41,773,829
Sales		(39,428,780)
Ending balance at December 31, 2013	$	27,636,874

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2012:

Beginning balance at January 1, 2012	$	21,259,767
Interest		345,044
Purchases		11,815,122
Sales		(8,453,087)
Ending balance at December 31, 2012	$	24,966,846

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no significant transfers in or out of Levels 1, 2 or 3, other than the transfer of assets out of the Plan at December 31, 2013 in connection with the merger of the Plan into the Caterpillar 401(k) Savings Plan.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

	As of December 31, 2013			
Fund Name	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Blackrock Equity Index - Collective Fund	$ 5,108,147	N/A	Daily	1-5 Days

	As of December 31, 2012			
Fund Name	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Blackrock Equity Index - Collective Fund	$ 5,563,402	N/A	Daily	1-5 Days

6. **Income Tax Status**

The Plan has adopted a prototype nonstandardized profit sharing plan which received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the prototype was designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has not received a determination letter specific to the Plan itself, and the Plan has been amended from the original prototype. However, the Plan Administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2013.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

7. **Related Party Transactions**

The Plan includes a mutual fund, group annuity contract and participant loans issued and managed by Great-West Life and Annuity Insurance Company and its subsidiaries. Certain subsidiaries provide administration and recordkeeping services to the Plan while another serves as Plan custodian. These specific investments issued by or managed by Great-West Life and Annuity Insurance Company qualify as party-in-interest transactions. Fees paid by the Plan to the related party for investment management services related to these investments totaled approximately $31,316 and $26,984 for the years ended December 31, 2013 and 2012, respectively.

The Plan holds an employer common stock investment which is comprised of Caterpillar Inc. common stock and cash. During the year ended December 31, 2013, the Plan purchased 62,368 shares of employer common stock for $5,326,308, disposed of 218,813 shares for $19,630,694 and received $280,302 in dividend payments. During the year ended December 31, 2012, the Plan purchased 50,577 shares of employer common stock for $4,648,919, disposed of 51,001 shares for $4,778,710 and received $372,214 in dividend payments. These transactions qualify as party-in-interest transactions.

Supplemental Schedule

Progress Rail Services Corporation 401(k) Plan

EIN 59-2740308
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Thornburg International Value Fund	Mutual Fund	**	$ 14,217,218
	PIMCO Total Return Instl Fund	Mutual Fund	**	14,635,008
	MFS Value Fund - R4	Mutual Fund	**	16,086,028
	Goldman Sachs Mid Cap Value Fund	Mutual Fund	**	8,591,392
	Munder Mid-Cap Core Growth Y Fund	Mutual Fund	**	4,678,291
	Invesco Van Kampen Small Cap Value Fund	Mutual Fund	**	5,566,828
	American Funds Growth Fund R6	Mutual Fund	**	7,227,333
	Davis NY Venture Y Fund	Mutual Fund	**	2,172,789
	Janus Adviser Forty Class I Fund	Mutual Fund	**	3,076,165
	MFS Moderate Allocation Fund	Mutual Fund	**	2,958,853
	MFS Growth Allocation Fund	Mutual Fund	**	3,280,430
	RS Partners Y Fund	Mutual Fund	**	4,204,670
	Janus Overseas Fund	Mutual Fund	**	1,980,981
	Pioneer Cullen Value Fund Y	Mutual Fund	**	879,067
*	Great-West Loomis Sayles Bond I	Mutual Fund	**	2,414,867
	MFS Conservative Allocation Fund	Mutual Fund	**	1,491,637
	Fidelity Advisor Leverage Co. Stk - T Fund	Mutual Fund	**	2,502,860
	PIMCO Real Return Fund INSTL	Mutual Fund	**	1,364,973
	Templeton Global Bond Adv	Mutual Fund	**	2,558,513
	Baron Small Cap Fund	Mutual Fund	**	5,628,882
	Oppenheimer Developing Markets Fund A	Mutual Fund	**	3,682,075
*	Key Guaranteed Portfolio Fund	Group Annuity Contract	**	27,636,784
	Blackrock Equity Index- Collective Fund	Collective Trust Fund	**	5,108,147
*	Caterpillar Inc. Common Stock	Common Stock	**	14,768,315
		Total investments		156,712,106
*	Notes Receivable from Participants	Various maturity dates through 2017, various interest rates ranging from 4.25% and 9.25%		6,449,438
		Total assets (held at year end)		$ 163,161,544

* Represents a party-in-interest to the Plan.
** The information in Column (d) has not been presented since investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Progress Rail Services Corporation 401(k) Plan

June 27, 2014   By: */s/ Jennifer Baumberger*

Name: Jennifer Baumberger
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.   **Description**

23.1   Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-170399) of Progress Rail Services Corporation of our report dated June 27, 2014 relating to the financial statements and supplemental schedule of the Progress Rail Services Corporation 401(k) Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 27, 2014